Filed by Essilor International SA pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2(b)(2) of the United States Securities Exchange Act of 1934, as amended

Subject Company: Luxottica Group S.p.A.

Commission File Number: 1 – 10421

The following is a communication posted by Essilor International SA on January 31, 2016 under the Twitter handle @ Essilor at https://twitter.com/Essilor and a translation of the communication:

Tweet: [PRENSA] Nace un gigante del sector óptico via @el_pais http://economia.elpais.com/economia/2017/01/20/actualidad/1484938036_277697.html … https://www.essilor.com/essilor-content/uploads/2017/01/Essilor_Rule-425-Disclaimer.pdf …

Translation: [PRESS] Creation of a giant in the optical sector via @el_pais http://economia.elpais.com/economia/2017/01/20/actualidad/1484938036_277697.html … https://www.essilor.com/essilor-content/uploads/2017/01/Essilor_Rule-425-Disclaimer.pdf …

Forward Looking Statements

This communication includes forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor and Luxottica (including the benefits, results, effects and timing of a transaction), all statements regarding Essilor’s (and Essilor’s and Luxottica’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Essilor (and the combined businesses of Essilor and Luxottica), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Essilor based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Essilor’s expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Essilor and Luxottica are unable to predict or control. Such factors may cause Essilor’s actual results, performance or plans with respect to the combined Essilor and Luxottica group to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the risk factors discussed or identified in public filings that have been, or will be, made by Essilor and/or Luxottica with the French Autorité des marches financiers (the “AMF”) and/or the United States Securities and Exchange Commission (the “SEC”) from time to time. Essilor cautions investors that any forward-looking statements made by Essilor are not guarantees of future performance. Essilor disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information

This communication does not constitute or form a part of any offer to sell or exchange or the solicitation of an offer to buy or exchange any securities. These statements should not be considered as a recommendation that any person should (or should not) subscribe for, purchase or exchange any securities. In connection with the proposed transaction, Essilor intends to file (i) with the AMF, a prospectus and other relevant documents in connection with the listing of its shares to be issued as consideration for the contribution by Delfin of its Luxottica shares, (ii) with the Italian CONSOB, a prospectus and other relevant documents in connection with the public exchange offer for Luxottica shares, and (iii) with the SEC important documents related to the proposed transaction including a registration statement on Form F-4 that will contain a prospectus related to the proposed transaction, a tender offer statement on Schedule TO and other relevant documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE AMF, THE CONSOB AND THE SEC, INCLUDING THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free of charge a copy of the prospectus as well as other documents filed with the relevant authorities (when they are available) at the AMF’s website, www.amf-france.org, the CONSOB’s website, www.consob.it, and the SEC’s website, www.sec.gov. The prospectus, registration statement and other documents relating thereto, when filed, may also be obtained free of charge from Essilor’s website at www.essilor.com or by contacting Essilor’s Investor Relations team at +33(0) 1 49 77 42 16 / invest@essilor.com.

The following is an unofficial translation of the article written by a third party and made available via a link in the above-referenced communication posted by Essilor International SA on January 31, 2016 under the Twitter handle @ Essilor at https://twitter.com/Essilor:

Originally appeared in Spanish in El País at http://economia.elpais.com/economia/2017/01/20/actualidad/1484938036_277697.html

A Well Regarded Merger

The markets favorably welcomed the combination between the French Essilor and the Italian Luxottica

By: Gabriela Cañas

Jan. 21 2017 16:01 CET

East of Paris is located the headquarters of a French company that the Spanish consumer is not very familiar with: Essilor. The building is nice but not imposing. The offices are open and pleasant. However, no one would guess that these are the headquarters of such an important company, which has manufactured corrective lenses worn by nearly half of the glasses-wearing global population (including Spain’s). In cooperation with the Italian company Luxottica, Essilor has just taken a leap forward to become the global leader in glasses, be they protective or corrective. The companies are behind well-known signature brands such as Varilux or Ray-Ban.

EssilorLuxottica is a European combination which promises more research, more development and some important gains. The joint business revenues amount to €15,500 million. Laurent Vacherot, Essilor’s Deputy Chief Executive Officer, prefers to speak of it as a partnership rather than a business combination. “We have worked with Luxottica for a long time. It rather is a partnership agreement and we are not combining by necessity. There will be a natural evolution and little by little we will increasingly coordinate our actions.”

A POWERFUL COMBINATION

In millions of euros

	ESSILOR	LUXOTTICA
N° of Employees	61,000	79,000
Network	32 Factories (4 in France)	12 Factories and 7,800 stores
Revenues	6,700 (2015)	9,000 (2015)
EBITDA	1,600 (2015)	1,900 (2015)
Market Capitalization	23,000	24,000
Net Debt	2,100	1,000
Area of Business	LENSES	FRAMES
Brands	Varilux Xperio Crizal Eyezen Transitions Kodak Optifog BBGR Shamir Nikon	Ray-Ban Oakley Vogue Oliver People Foster Grant Bolon Persol Costa
Sales in Europe	1,900	1,600
Sales in the US	3,200	5,200

Source: the companies.

Additional Millions

The markets and the French government have welcomed the deal. The rating agency Moody’s changed its rating from “stable” to “positive” and the investment bank UBS has advised purchasing Essilor shares given their strong growth potential. UBS estimates that the combination will yield an additional 500 million in synergies annually by 2021.

Following the combination, the resulting company, EssilorLuxottica, would rank seventh in the Paris stock-market capitalization, with a market capitalization of approximately €50,000 million. “It’s a source of European pride”, said Les Echos Economics professor and expert in competition François Lévêque. This time around it is not an American or Asian company taking over a European firm.

The significant advantage of this merger is that Essilor and Luxottica are complementary rather than competitors. Essilor engages in research and development and manufactures lenses. Through Varilux, it is a pioneer in progressive lenses, and now its firm Eyezen develops special glass lenses to mitigate the harm of digital devices on the eyesight, explains Ernesto Díaz, vice-president for Western Europe, which includes Spain. “We work on the eyesight correction, but also on protection against the rays that could end up damaging the retina,” adds Vacherot at Essilor’s Parisian headquarters, which will also be the post-combination corporate headquarters. “This combination”, Díaz says, “has tremendous growth potential in Spain with prescription sunglasses, which are still not widely used due to the users’ lack of awareness.”

Vacherot agrees with Lévêque’s statement that the combination between both companies, in addition to maintaining employment, will benefit consumers because of better prices, more sophisticated products and greater speed in delivering eyeglasses to final users.

Essilor was created in the 19th century by an association of small manufacturers of glasses (Essel) which merged with a company called Silor in 1972. Today it is present in some 100 countries and nearly half of the lenses sold throughout the world are Essilor’s. Luxottica came into existence 56 years ago in Agordo, near Venice. It is the product of entrepreneur Leonardo Del Vecchio. It is a family business which specializes in fashion eyeglasses (sunglasses, luxury and sports eyewear). In addition to its own brands; it has licenses to operate brands such as Chanel, Burberry, Giorgio Armani, Dolce & Gabbana and Bulgari.

Networks in 150 Countries

Luxottica has a sales network in 150 countries. Its shares are listed in Milan but also in Wall Street because, like Essilor, its first market is North America. In fact, 54% of the profits earned by both giants come from this region of the world.

The potential market is 100% of the global population, 7 billion people. Of the 4.5 billion people who require corrective lenses, only 1.9 billion own them, according to the companies, and only 1.4 billion own sunglasses or sports glasses. “This is a young and very fragmented market” Vacherot affirms. “Hence its major growth potential.”